Exhibit 99.80

Year End 2020
Management’s Discussion and Analysis For the Years Ended September 30, 2020 and September 30, 2019	Protech Home Medical Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS September 30, 2020 and 2019 (Tabular dollar amounts expressed in thousands, except per share amounts)

The following Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations of Protech Home Medical Corp., formerly Patient Home Monitoring Corp., and its subsidiaries (“Protech” or the “Company”), prepared as of January 31, 2021 and should be read in conjunction with the consolidated financial statements for the year ended September 30, 2020, including the notes therein. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Unless otherwise specified, all financial data is presented in Canadian dollars. The words “we”, “our”, “us”, “Company”, and “Protech” refer to Protech Home Medical Corp. and/or the management and employees of the Company.

Additional information relevant to the Company is available for review on SEDAR at www.sedar.com.

Table of Contents

Page 2	Caution Regarding Forward-Looking Statements
Page 3	Selected Annual Information
Page 4	About Our Business and Operating Results
Page 9	Financial Position
Page 12	Accounting and Disclosure Matters
Page 15	Financial Instruments and Risk Management
Page 16	Risk Factors

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Information included or incorporated by reference in this report may contain forward-looking statements. This information may involve known and unknown risks, uncertainties, and other factors which may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. Forward-looking statements, which involve assumptions and describe our future, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “plan,” “intend” or “project” or the negative of these words or other variations on these words or comparable terminology. Readers are cautioned regarding statements discussing profitability; growth strategies; anticipated trends in our industry; our future financing plans; and our anticipated needs for working capital. Actual events or results may differ materially from those discussed in forward-looking statements. There can be no assurance that the forward-looking statements contained in this report will in fact occur. The Company bases its forward-looking statements on information currently available to it and assumes no obligation to update them.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS MD&A PRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS MD&A AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, THE COMPANY DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED BY APPLICABLE SECURITIES LEGISLATION

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MANAGEMENT’S DISCUSSION AND ANALYSIS September 30, 2020 and 2019 (Tabular dollar amounts expressed in thousands, except per share amounts)

FISCAL 2020 HIGHLIGHTS

-	Increased revenues for the year ended September 30, 2020 to $98 million, or 23%, from the prior year
-	Completed three acquisitions during the year ended September 30, 2020 and a fourth subsequent to year end
-	Completed a bought deal public offering for gross proceeds of $31.8 million
-	Increased the number of equipment set-ups to 253,113 for the year ended September 30, 2020 from 207,762 in the prior year, an increase of 22%
-	Increased the number of respiratory resupply set-ups to 61,468 for the year ended September 30, 2020 from 46,639 in the prior year, an increase of 32%
-	Generated Adjusted EBITDA (1) of $20.8 million, a 41% increase from the prior year.

SELECTED ANNUAL INFORMATION

	For the years ended
	September 30, 2020	September 30, 2019
Unique patients	91,650	76,146
Number of equipment set-ups or deliveries	253,113	207,762
Respiratory resupply set-ups or deliveries	61,468	46,639
Revenue	$97,755	$80,967
Inventory sold	$26,826	$22,583
Adjusted EBITDA(1)	$20,800	$14,801
Adjusted EBITDA %	21%	18%
Cash at year end	$38,985	$12,855

(1)	Refer to page six for definition of Adjusted earnings before interest, taxes, depreciation, and amortization (“EBITDA”)

The words “we”, “our”, “us”, “Company”, and “Protech” refer to Protech Home Medical Corp. and/or the management and employees of the Company.

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MANAGEMENT’S DISCUSSION AND ANALYSIS September 30, 2020 and 2019 (Tabular dollar amounts expressed in thousands, except per share amounts)

ABOUT OUR BUSINESS

Protech business objective

The explosive growth in the number of elderly patients in the US healthcare market is creating pressure to provide more efficient delivery systems. Healthcare providers, such as hospitals, physicians and pharmacies, are seeking partners that can offer a range of products and services that improve outcomes, reduce hospital readmissions and help control costs. Protech fills this need by delivering a growing number of specialized products and services to achieve these goals. Protech seeks to provide an ever-expanding line of products and services over larger geographic regions within the United States using several growth strategies.

Future Outlook

Protech expects to generate net profit and positive adjusted EBITDA, excluding IFRS treatment of non-cash items. Our top priority continues to be the generation of operational net profit, positive cash flow, and positive EBITDA in fiscal year 2020 and beyond. As we continue to expand in our existing markets, we plan to leverage our business platforms to enter new markets. As we continue to grow and achieve scale, the increasing cash generated from operations will be used to market our service and to gain market share. Our continued integration and rationalization, as well as our acquisitions, have given us a focus and path towards profitability at each business unit.

Going forward, we seek to find ways to continue to grow our customer base and penetrate these markets, while continuing to streamline our operational platform and generate positive cash flow and operational profits. We will continue to improve on operational efficiencies and call center management as they are key execution points in order to maintain our healthy gross margin while growing revenues via the cross selling of services to existing and acquired patients.

OPERATING RESULTS

Accounting policies and estimates

The consolidated financial statements for the year ended September 30, 2020 are prepared under International Financial Reporting Standards (“IFRS”) issued by the governing body of the International Accounting Standards Board (“IASB”). The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, and the reported amounts of revenues and expenses for the period of consolidated financial statements.

IFRS accounting treatment

Management does not rely upon non-cash IFRS accounting treatment of certain items such as impairment of goodwill and intangible assets, changes in the fair value of financial derivatives, stock-based compensation and amortization of intangible assets when planning, monitoring, and evaluating the Company’ s performance or in making financial decisions.

Non-IFRS measures

Throughout this MD&A, references are made to several measures which are believed to be meaningful in the assessment of the Company’ s performance. These metrics are non-standard measures under IFRS and may not be identical to similarly to it led measures reported by other companies. Also, in the future, we may disclose different non- IFRS financial measures in order to help our investors more meaningfully evaluate and compare our future results of operations to our previously reported results of operations. Readers are cautioned that the disclosure of these items is meant to add to, and not replace, the discussion of financial results as determined in accordance with IFRS. The primary purpose of these non-IFRS measures is to provide supplemental information that may prove useful to investors who wish to consider the impact of certain non-cash or uncontrollable items on the Company’s operating performance.

EBITDA and Adjusted EBITDA

In calculating EBITDA and adjusted EBITDA certain items (mostly non-cash) are excluded from net loss including interest, taxes, depreciation, amortization, (gain)/loss on derivative financial liability, stock-based compensation and goodwill and intangible asset impairment charges. Set forth below are descriptions of the financial items that have been excluded from net income or loss to calculate EBITDA and Adjusted EBITDA and the material limitations associated with using these non-IFRS financial measures as compared to net income or loss.

-	Depreciation and amortization expense may be useful for investors to consider because they generally represent the wear and tear on our property and equipment used in our operations and amortization of intangibles valued in purchase accounting. However, we do not believe these charges necessarily reflect the current and ongoing cash charges related to our operating costs.

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MANAGEMENT’S DISCUSSION AND ANALYSIS September 30, 2020 and 2019 (Tabular dollar amounts expressed in thousands, except per share amounts)

-	The amount of interest expense we incur or interest income we generate may be useful for investors to consider and may result in current cash inflows or outflows. Accretion expense is the expense related to the value of the old derivatives the Company had in place. The Company paid off the debenture early, which was due December 2019.

-	However, we do not consider the amount of interest expense to be a representative component of the day-to-day operating performance of our business.

-	Change in fair value of financial liabilities is the change in value of the debenture since its issuance in March 2019 and the warrant since its issuance in June 2020, these changes are non-cash.

-	Loss on early extinguishment of debenture is the loss incurred from the early payoff of the debenture due December 2019 but paid in May 2019.

-	Income tax expense may be useful for investors to consider because it generally represents the taxes which may be payable for the period and the change in deferred income taxes and may reduce the amount of funds otherwise available for use. However, we do not consider the amount of income tax expense to be a representative component of the day-to-day operating performance of our business.

-	Stock-based compensation may be useful for investors to consider because it is an estimate of the non-cash component of compensation received by the Company’s directors, officers, employees and consultants. However, stock-based compensation is being excluded from the Company’ s operating expenses because the decisions which gave rise to these expenses were not made to increase revenue in a particular period but were made for the Company’ s long-term benefit over multiple periods. While strategic decisions, such as those to issue stock-based awards are made to further the Company’ s long-term strategic objectives and do impact the Company’s earnings under IFRS, these items affect multiple periods and management is not able to change or affect these items within any period.

-	Goodwill and intangible asset impairment may be useful for investors to consider because it represents a write-down in the value of goodwill and intangible assets acquired in business combinations. Intangible assets are recognized upon business combinations at their fair value based on expected future cash flows. Goodwill arises as a result of the difference in the purchase price of a business and the fair value of the underlying identifiable tangible and intangible assets. Goodwill and intangible asset impairment charges arise when the present value of forecasted cash flows is insufficient to support the carrying value of net assets. However, impairment charges are non-cash as they relate to an adjustment of the carrying value of an intangible asset or goodwill on the balance sheet.

-	Due to a cyber-scam incident in early 2019, there was a fraudulent intrusion into the Company’s email system and funds were misappropriated to a wrong bank account. See further detail in the contingency section for reference.

-	Acquisition-related costs includes taxes that the Company paid during the year ended September 30, 2019 for a 338(h) election from a previous acquisition.

-	Transaction costs related to issuance of securities were recorded during the year ended September 30, 2020 issued in 2019 due to the issuance of debentures, classified as fair value through profile/loss. All these costs were recorded directly to the income statement.

Management uses both IFRS and non-IFRS measures when planning, monitoring, and evaluating the Company’s performance.

The following table of adjusted EBITDA shows the Company’s IFRS measures reconciled to EBITDA (non-IFRS measure) for the indicated periods. The table of net (loss) income is also measured based on IFRS. The tables are shown net of discontinued operations.

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MANAGEMENT’S DISCUSSION AND ANALYSIS September 30, 2020 and 2019 (Tabular dollar amounts expressed in thousands, except per share amounts)

	Year ended September 30, 2020	Year ended September 30, 2019
Net loss from continuing operations	$(5,597)	$(9,141)
Add back:
Depreciation and amortization	19,565	13,969
Interest expense, net	2,480	2,510
Transaction costs related to issuance of securities	284	1,758
Loss (gain) on fair value of financial liabilities	3,546	(1,129)
Loss on early extinguishment of debenture	-	1,106
Provision for income taxes	172	269
EBITDA	$20,450	$9,342
Stock-based compensation	230	2,063
Loss from cyber incident	-	1,012
Acquisition related costs	120	1,853
Impairment of goodwill	-	531
Adjusted EBITDA	$20,800	$14,801

	Year ended September 30, 2020	Year ended September 30, 2019
Revenue	$97,755	$80,967
Inventory Sold	26,826	22,583
Operating expenses	51,982	43,526
Depreciation	18,653	13,366
Amortization of intangible assets	912	603
Stock-based compensation	230	2,063
Impairment of goodwill	-	531
Loss from cyber incident	-	1,012
Acquisition related costs	120	1,853
Transaction costs related to debenture issuance	284	1,758
Change in fair value of financial liabilities	3,546	(1,129)
Loss on early extinguishment of debenture	-	1,106
Other expense / (income)	(1,754)	77
Gain on disposal of property and equipment	(99)	(20)
Interest expense, net of income	2,480	2,510
Provision for income taxes	172	269
Net loss from continuing operations	(5,597)	(9,141)
Income (loss) from discontinued operations	(1,158)	1,755
Net (loss) income	$(6,755)	$(7,386)
(Loss) income per share
Basic - continuing operations	$(0.06)	$(0.11)
Basic - discontinued operations	$(0.01)	$0.02
Diluted - continuing operations	$(0.06)	$(0.11)
Diluted - discontinued operations	$(0.01)	$0.02

Revenue

For the year ended September 30, 2020, revenue totaled $97,755,000 an increase of $16,788,000 or 21%, compared to the year ended September 30, 2019. The increase in revenues is due to the three acquisitions during the year ended September 30, 2020 and organic growth.

Inventory sold

For the year ended September 30, 2020, inventory sold totaled $26,826,000 versus $22,583,000 for the year ended September 30, 2019. The increase was primarily due to the acquisitions of three businesses during the year and commensurate with the revenue growth.

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MANAGEMENT’S DISCUSSION AND ANALYSIS September 30, 2020 and 2019 (Tabular dollar amounts expressed in thousands, except per share amounts)

Operating expenses

For the year ended September 30, 2020, operating expenses were $51,982,000 an increase of $8,456,000 from $43,526,000 for the year ended September 30, 2019. The increase was primarily due to the acquisitions of three businesses during the year and commensurate with the revenue growth.

Depreciation expense

Depreciation expense increased by $5,827,000 to $18,653,000 for the year ended September 30, 2020. Approximately $2,000,000 was due to the adoption of IFRS 16, Leases (see Note 3 to the consolidated financial statements). The remaining increase is primarily due to the acquisitions of three businesses during the year ended September 30, 2020.

Stock-based compensation

For the year ended September 30, 2020, there is an expense for the stock-based compensation of $230,000 compared to an expense for the stock-based compensation of $2,063,000 for the year ended September 30, 2019, due to options becoming vested during 2019.

Interest expense

Interest expense for the year ended September 30, 2020 was virtually flat compared to the year ended September 30, 2020. Interest expense increased due to the adoption of IFRS 16, Leases (see Note 3 to the consolidated financial statements) and decreased due to decline in accretion and amortization of financing costs from the debenture that was repaid during the year ended September 30, 2019.

Change in fair value of financial liabilities

The Company has two financial liabilities that are recorded at fair value through profit or loss. The debenture issued during 2019 is valued at fair value using the current trading price. The change in fair value for the debenture was a loss of $3,279,000 for the year ended September 30, 2020 and a gain of $1,034,000 for the year ended September 30, 2019. Warrants issued with the June 2020 bought deal are valued using the Black-Scholes pricing model, which resulted in a loss of $267,000 for the year ended September 30, 2020. During the year ended September 30, 2019, there was a gain of $95,000 on warrants that expired.

FINANCIAL POSITION

	As at	As at
	September 30, 2020	September 30, 2019
Cash	$38,985	$12,855
Accounts receivable, inventory and prepaid assets	21,417	17,928
Property and equipment	22,240	19,496
Other assets	13,493	4,886
Total assets	$96,135	$55,165
Accounts payable and other current liabilities	$32,526	$21,081
Long term debt and other long-term liabilities	25,938	16,839
Total Liabilities	58,464	$37,920
Shareholders’ equity	$37,671	$17,245

Liquidity

Management considers liquid assets to consist of cash and its line of credit availability. As of September 30, 2020, the Company had cash on hand of $38,985,000 and line of credit availability of $15,900,000. The Company’s approach in managing liquidity is to ensure, to the extent possible, that it will have enough liquidity to meet its liabilities when due by continuously monitoring actual and budgeted cash flows and monitoring financial market conditions for signs of weakness.

As of September 30, 2020, the Company faces no material liquidity risk and can meet all its current financial obligations as they become due and payable. The Company has $32,526,000 liabilities that are due within one year but has $60,402,000 of current assets to meet those obligations.

Capital management

The Company considers its capital to be shareholders’ equity, which is comprised of share capital, contributed surplus, and accumulated other comprehensive income and deficit, which totaled $37,671,000 at September 30, 2020, along with long-term debt, which totaled $25,938,000 at September 30, 2020.

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MANAGEMENT’S DISCUSSION AND ANALYSIS September 30, 2020 and 2019 (Tabular dollar amounts expressed in thousands, except per share amounts)

The Company raises capital, as necessary, to meet its needs and take advantage of perceived opportunities and, therefore, does not have a numeric target for its capital structure. Funds are primarily secured through equity capital, convertible debentures raised by way of private placements, and debt instruments.

On June 29, 2020, the Company completed a bought deal public offering, a concurrent brokered private placement, and a non-brokered private placement to the Company’s Chief Executive Officer and a director of the Company, for 25,001,000, 1,750,000, and 927,826 units, respectively. The 1,750,000 units were subject to a 4-month restriction. Each unit issued was issued at a price of $1.15 for total gross proceeds of $31,831,000 and consisted of one common share and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). The fair value of the Warrants was recorded as a liability and valued at June 29, 2020, at $0.16 for a total of $2,208,000, using the Black-Scholes pricing model. Upon exercise, the warrant liability will be derecognized and transferred to equity.

Issuance costs of $3,865,000 in cash, including underwriters’ commission of $1,692,000, were incurred. These costs were allocated ratably between common shares and warrant liability, with $3,581,000 recorded as a reduction of shareholders’ equity and $284,000 recorded as “Transaction costs on issuance of financial liabilities” on the consolidated statement of (loss) income. The Company issued compensation options to the underwriter for 1,471,305 shares at the issue price of $1.15 for a period of two years from the closing of the offering.

On November 2, 2018, the Company completed a bought deal offering of 5,649,600 common shares and a non-brokered private placement of 1,833,333 common shares to officers and directors at a price of $0.60 per share for aggregate gross proceeds to the company of $4,490,000. Issuance costs of $343,000 in cash were incurred. The Company also issued 367,224 share compensation options to the underwriter at a price of $0.60 per share. All of these options were exercised during the year ended September 30, 2020.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company invests all capital that is surplus to its immediate operational needs in short-term, liquid and highly rated financial instruments, such as cash and short-term guarantee deposits, held with major Canadian and US financial institutions.

The Company had the following equity instruments outstanding at September 30, 2020 and September 30, 2019:

	As at September 30, 2020 (000’s)	As at September 30, 2019 (000’s)
Common shares	112,277	83,589
Warrants	13,839	-
Options	10,506	11,392
Compensation options	1,411	367

Financing

Historically and currently, the Company has financed its operations primarily from cash flow from operations, finance leases, debentures, equity financing and through the issuance of shares to acquire businesses.

Debentures

On March 7, 2019, the Company issued $15,000,000 in 8.0% Convertible Unsecured Debentures due March 7, 2024. The debentures are convertible into common shares at $1.30/share. After three years, the Company can force conversion of the outstanding principal if the daily volume weighted average price of the common shares exceeds $1.62/share for twenty consecutive trading days. The debentures were valued at fair value using the current trading price of 115% and 93% as of September 30, 2020 and 2019, with a gain in fair market value being recorded of $1,034,000 for year ended September 30, 2019. In connection with the new debt issued, the Company issued broker warrants to purchase 519,231 common shares. Each warrant entitles the holder to purchase one common share of the Company at a price of $1.30 until March 7, 2024. The warrants were valued using Black-Scholes and are included as equity warrants. The transaction costs of $1,758,000 are fully expensed on the income statement.

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MANAGEMENT’S DISCUSSION AND ANALYSIS September 30, 2020 and 2019 (Tabular dollar amounts expressed in thousands, except per share amounts)

Equipment Loans

The Company is offered financing arrangements from their suppliers and their suppliers designated financial institution, in which payments for certain invoices or products can be financed and paid over an extended period. The financial institution pays the supplier when the original invoice becomes due, and the Company pays the third-party financial institution over a period of time. In some cases, the supplier accepts a discounted amount from the financial institution and the Company repays the financial institution the face amount of the invoice with no stated interest, in twelve equal monthly installments. The Company uses a 6% incremental borrowing rate to impute interest on these arrangements. In other cases, the supplier receives the full invoice price and Company pays a stated interest rate to the financial institution, ranging from 5.6% to 8.0%, with the terms of the financing ranging from 12 to 48 months. Future payments on these liabilities are as follows:

Less than one year	$5,751
Between 1 and 5 years	585
Total	$6,336

Lease Liabilities

The Company enters in lease for real estate and vehicles. Real estate leases are valued at the net present value of the future lease payments at an 8% incremental borrowing rate. Vehicle leases are recorded at rate implicit in the lease based on the current value and the estimated residual value of the vehicle, equating to rates ranging from 1.7% to 10.4%. Future payments on these liabilities are as follows:

Less than 1 year	$3,193
Between 1 and 5 years More than five years	4,665 93
Total	7,951
Less: finance charges	(926)
Lease liabilities	7,025
Current portion of lease liabilities	(2,717)
Long-term portion of lease liabilities	$4,308

Revolving Credit Facility

On September 18, 2020, the Company entered a US$20,000,000 asset-based revolving credit facility with a US bank. No balance was outstanding from September 18 through September 30, 2020. The facility matures in September 2024 and bears interest at floating rate of LIBOR plus 2.0% to 2.5%, with a LIBOR floor of 0.5% and has an unused fee of 0.3%. The facility is subject to a borrowing base based on a percentage of eligible accounts receivable and customer rental contracts, which totaled approximately US$11,900,000 as of September 30, 2020. Issuance costs of $755,000 were incurred, are recorded in “other long-term assets” on the consolidated balance sheet and are being amortized on a straight-line over the four-year term of the facility.

Contingencies

The Company has been in litigation with Lightwater Long Short Fund (“Lightwater”) for the years ended September 30, 2020 and 2019. The litigation is due to Lightwater claiming damages for matters related to subscription agreements in a prior private placement. Management and legal believe that this lawsuit is without merit and is unpredictable. It is uncertain currently to determine the outcome of this lawsuit or our potential liability, if any.

In March 2019, the Company experienced an unlawful and undiscovered intrusion into its email system, which resulted in fraudulent banking information being relayed regarding the transfer of funds on April 30, 2019 to satisfy the then outstanding debentures. The intruder was able to mislead certain parties with inaccurate requests and instructions and in doing so, caused the funds of $9,200,000 to be transferred into an account of a criminal third party outside North America. The fraud was uncovered on May 3, 2019, and the Company took immediate action to stop or undo the transfer and simultaneously started action to recover the amounts transferred. The Company has successfully retrieved $8,600,000 of the funds and is in process of enforcing a court order to have the rest of the $600,000 of funds returned. The net loss of $600,000 and the legal fees of $400,000 incurred to recover the funds is reflected as “loss from cyber incident” on the statement of income (loss) and comprehensive income.

From time to time, the Company is involved in various legal proceedings arising from the ordinary course of business, None of the matters in which the Company is currently involved, either individually, or in the aggregate, is expected to have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows

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MANAGEMENT’S DISCUSSION AND ANALYSIS September 30, 2020 and 2019 (Tabular dollar amounts expressed in thousands, except per share amounts)

Quarterly operating results from continuing operations

Year ended September 30, 2020
	Quarter ended Sep. 30, 2020	Quarter ended Jun. 30, 2020	Quarter ended Mar. 31,2020	Quarter ended Dec. 31, 2019
Revenue	$25,016	$25,869	$24,101	$22,769
Net income (loss) from continuing operations	(2,164)	(3,731)	2,056	(1,758)
Net income (loss) per share – continuing operations	(0.02)	(0.04)	0.02	(0.02)
Total assets	96,135	97,497	65,421	61,517

Year ended September 30, 2019

	Quarter ended Sep. 30, 2019	Quarter ended Jun. 30, 2019	Quarter ended Mar. 31,2019	Quarter ended Dec. 31, 2018
Revenue	$19,470	$20,164	$20,824	$20,509
Net income (loss) from continuing operations	4,400	(12,564)	(591)	(386)
Net income (loss) per share – continuing operations	0.05	(0.15)	(0.01)	(0.00)
Total assets	55,165	51,583	70,049	55,947

Results of operations for the healthcare services market in which the Company operates show little seasonality from quarter to quarter. The increase in revenues from 2019 to 2020 is primarily due to the Company’s acquisitions during the year ended September 30, 2020.

Related party transactions

On October 1, 2015, the Company entered four market rate, seven-year, operating leases for office, warehouse, and retail space with a rental company affiliated with the Company’s Chief Executive Officer. Later the company entered two additional leases with the Company’s Chief Executive Officer. The leases, for six different locations, have a combined area of approximately 74,520 square feet. Rental payments under this lease agreement are approximately US$52,000 per month, plus taxes, utilities, and maintenance. The lease is recorded as a lease liability. The Company also paid $1,853,000 representing taxes, penalties, and interest as a result of a section 338(h)(10) tax election that was made for one of the past acquisitions. Not all but a large portion of these amount was paid to the Chief Executive Officer to reimburse for the taxes and expense incurred as result of the 338(h)(10) tax election, in accordance with the purchase agreement of the acquisition.

All transactions outstanding are unsecured and non-interest bearing.

Key management personnel also participate in the Company’s share option program (see Note 9). The Company paid or accrued compensation to key management personnel the following:

	Year ended September 30, 2020	Year ended September 30, 2019
Salaries and Benefits	$1,056	$1,040
Stock-based compensation (Note 9)	-	858
Total	$1,056	$1,898

Salaries and benefits above include bonuses of $1,056,000 and $519,000, respectively, were recorded as reduction of equity through issuance costs and expensed as transaction costs related to issuance of securities.

Off balance sheet arrangements

The Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on its results of operations or financial condition.

ACCOUNTING AND DISCLOSURE MATTERS

Financial reporting controls

The Company is not required to certify the design and evaluation of its disclosure controls and procedures and internal controls over financial reporting and has not completed such an evaluation.

There were no substantive changes in the Company’ s disclosure controls and procedures and internal controls over financial reporting during the period ended September 30, 2020 that have materially affected, or are reasonably likely to materially affect, the Company’ s disclosure controls and procedures and internal controls over financial reporting.

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MANAGEMENT’S DISCUSSION AND ANALYSIS September 30, 2020 and 2019 (Tabular dollar amounts expressed in thousands, except per share amounts)

Critical accounting estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the consolidated financial statements. We constantly evaluate these estimates and assumptions.

We base our estimates and assumptions on experience and other factors that are deemed reasonable under the circumstances. This involves varying degrees of judgment and uncertainty, thus the amounts currently reported in the consolidated financial statements could prove to be inaccurate in the future.

We consider the estimates and assumptions described in this section to be an important part in understanding the consolidated financial statements. These estimates and assumptions are subject to change, as they rely heavily on management’ s judgment and are based on factors that are inherently uncertain.

Revenue recognition

Revenue consists of net patient service revenue. Net patient service revenue is recognized at the time services are provided net of contractual adjustments based on an evaluation of expected collections resulting from the analysis of current and past due accounts, past collection experience in relation to amounts billed and other relevant information. Contractual adjustments result from the differences between the rates charged for services and reimbursements by government-sponsored healthcare programs and insurance companies for such services.

Accounts receivable

Accounts receivable are recorded at the time revenue is recognized and are presented on the balance sheet net of an allowance for doubtful accounts. It is possible that our estimates of the allowance for doubtful accounts could change, which could have a material impact on our operations and cash flows.

The Company will write-off receivables when the likelihood for collection is remote, the receivables have been fully reserved, and when the Company believes collection efforts have been fully exhausted and it does not intend to devote additional resources in attempting to collect.

Convertible debentures

In accordance with the substance of the contractual arrangement, convertible debentures are compound financial instruments that are accounted for separately by their components: a financial liability and an equity instrument. The identification of convertible debenture components is based on interpretations of the substance of the contractual arrangement and therefore requires judgment from management. The separation of the components affects the initial recognition of the convertible debenture at issuance and the subsequent recognition of interest on the liability component. The determination of the fair value of the liability is also based on a number of assumptions, including contractual future cash flows, discount factors, and the presence of any derivative financial instruments.

Stock-based compensation

The Company accounts for stock-based compensation, including stock options and warrants, using the fair value method as prescribed by IFRS 2. Under this method, the fair value of stock options and warrants at the date of grant is amortized over the vesting period and the offsetting credit is recorded as an increase in contributed surplus. The Company accounts for forfeitures as they happen. For the fiscal year ended September 30, 2020 and 2019, the Company recorded stock-based compensation expense of $230,000 and $2,063,000, respectively.

The fair value of the vested stock options has been charged to the statement of loss and comprehensive income (loss) and credited to contributed surplus over the proper vesting period. Fair value for the options granted periods ended September 30, 2020 and 2019, used the Black-Scholes option pricing model calculated using the following assumptions:

	As of	As of
	September 30, 2020	September 30, 2019
Share price at issuance	$0.96	$0.63-$0.90
Risk-free interest rate	1.63%	1.26%-2.24%
Expected volatility	83.2%	84.7%-118.2%
Expected life of option	4 years	2-10 years
Expected dividend yield	Nil	Nil

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MANAGEMENT’S DISCUSSION AND ANALYSIS September 30, 2020 and 2019 (Tabular dollar amounts expressed in thousands, except per share amounts)

Income taxes

The Company is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the provision for income taxes and the Company’s income tax provisions reflect management’s interpretation of country- specific tax law. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business and may remain uncertain for several years after their occurrence. The Company recognizes assets and liabilities for taxation when it is probable that the relevant taxation authority will require the Company to receive or pay taxes.

Where the outcome of the determination of tax assets and liabilities is different from the amounts that were initially recorded, such differences will impact the current and deferred income taxes provision in the period in which such determination is made. Changes in tax law or changes in the way tax law is interpreted may also impact the Company’s effective tax rate as well as its business and operations.

Deferred income tax assets and liabilities are recognized for the future income tax consequences attributable to temporary differences between the financial statement carrying value of assets and liabilities and their respective income tax bases. Deferred income tax assets or liabilities are measured using enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The calculation of current and deferred income taxes requires management to make estimates and assumptions and to exercise a certain amount of judgment concerning the carrying value of assets and liabilities. The current and deferred income tax assets and liabilities are also impacted by expectations about future operating results and the timing of reversal of temporary differences as well as possible audits of tax filings by regulatory agencies. Changes or differences in these estimates or assumptions may result in changes to the current and deferred tax assets and liabilities on the consolidated statements of financial position and a charge to or recovery of income tax expense.

Acquisition accounting

Accounting for business combinations requires the allocation of the Company’s purchase price to the various assets and liabilities of the acquired business at their respective fair values. The Company uses all available information to make these fair value determinations. In some instances, assumptions with respect to the timing and amount of future revenues and expenses associated with an asset or group of assets may be used to determine fair value. Actual timing and amount of net cash flows from revenues and expenses related to that asset over time may differ materially from those initial estimates, and if the timing is delayed significantly or if the net cash flows decline significantly, the asset could become impaired.

Discontinued operations and assets held for distribution

An operation is qualified as discontinued when it represents a separate major line of business and has been sold, or when the criteria for classification as an asset held for distribution have been met.

Discontinued operations are presented on the statement of income (loss) and comprehensive income (loss) for the periods reported, comprising the earnings after tax of discontinued operations until divestiture and the gain or loss after tax on sale or fair value measurement, less costs to sell.

Significant accounting judgments

The following are the critical judgments, apart from those involving estimations, that have been made in the process of applying the Company's accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.

Functional currency

Management has exercised judgment in selecting the functional currency of each of the entities that it consolidates based on the primary economic environment in which the entity operates and in reference to the various indicators including the currency that primarily influences or determines the selling prices of goods and services and the cost of production, including labor, material and other costs and the currency whose competitive forces and regulations mainly determine selling prices. The consolidated financial statements of the Company are presented in Canadian dollars, however the parent company and its subsidiaries’ functional currency is US dollar, which was determined using managements assumption that the primary economic environment from which it will derive its revenues and the expenses incurred to generate those revenues is the US.

Segment reporting

Management has assessed the information that is provided to the chief operating decision maker and how the business is monitored and has exercised judgment in determining that there is only one operating segment.

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MANAGEMENT’S DISCUSSION AND ANALYSIS September 30, 2020 and 2019 (Tabular dollar amounts expressed in thousands, except per share amounts)

Asset impairment and cash generating units

For purposes of the asset impairment testing, the Company identifies cash generating units as the smallest identifiable groups of assets that generate independent cash inflows. Impairment testing is performed on these groups of assets on an annual basis or when events or circumstances indicate that the cash generating unit may become impaired considering the assessed and projected recoverable values of the cash generating unit.

Valuation of derivative instruments

Management has exercised judgment in the determination of the fair value of the derivative instruments. Estimating fair value for the derivatives requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the instrument. This estimate also requires the judgment in the determination of the most appropriate inputs to the valuation model including the expected life of the option or warrant, volatility and dividend yield and making assumptions about them.

Recognition of leases

Management has exercised judgment in the determination of whether a contract to rent equipment represents a financing lease. Using historical returns and other operational data management has determined that in cases where the Company is the lessor, no rental agreements represent financing leases.

Goodwill impairment

Management has evaluated the recoverable amount of cash generating units and applied judgment in the discount rate and other underlying assumptions used in impairment analysis of goodwill.

Business Acquisitions

Effective August 17, 2020, the Company, through one of its indirect wholly owned subsidiaries, entered into a purchase agreement to acquire 100% of the shares of Health Technology Resources, L.L.C. (“HTR”), an Illinois company, in the same industry as the Company. The purchase price was $7,062,000, of which $6,364,000 was paid in cash at closing, and the balance of $698,000 to be paid after closing. The $698,000 is comprised of (a) a holdback due on the two-year anniversary of the acquisition discounted at $3.86% for a value of $243,000, (b) Payroll Protection Plan funds of $274,000 to be paid on upon forgiveness, and (c) an earnout valued at $181,000. The earnout could be as high as $660,000 and the fair value was based on a Monte Carlo simulation. The Company has determined that the transaction is an acquisition of a business under IFRS 3 and it has been accounted for by applying the acquisition method. The Company expensed $36,000 of legal expenses included in acquisition-related expenses in conjunction with the acquisition.

Effective December 1, 2019, the Company, through one of its indirect wholly owned subsidiaries, entered into a purchase agreement to acquire 100% of the shares of Acadia Medical Supply, Inc., a Maine company. Total consideration was $1,961,000, of which $1,334,000 was paid in cash at closing, and the balance of $627,000 to be paid on the one- and two-year anniversaries of the acquisition discounted at 3.86%. The Company has determined that the transaction is an acquisition of a business under IFRS 3 and it has been accounted for by applying the acquisition method. The Company expensed $29,000 of legal expenses included in operating expenses in conjunction with the acquisition.

Effective October 1, 2019, the Company, through one of its indirect wholly owned subsidiaries, entered into a purchase agreement to acquire 100% of the shares of Cooley Medical Equipment, Inc., a Kentucky company. Total consideration was $3,617,000, of which $3,089,000 was paid in cash at closing, and the balance of $528,000 to be paid on the 18-month anniversary of the acquisition. Of the cash portion of the purchase price, $2,416,000 was paid to the US Department of Justice to pay off a settlement agreement into which Cooley had entered. The Company has determined that the transaction is an acquisition of a business under IFRS 3 and it has been accounted for by applying the acquisition method. The Company expensed $55,000 of legal expenses, included in acquisition-related costs) in conjunction with the acquisition.

On October 31, 2018, the Company, through one of its indirect wholly owned subsidiaries, entered into a purchase agreement to acquire 100% of the shares of Central Oxygen Inc., an Indiana company. Total consideration was $788,000 in cash and stock.

On October 31, 2018, the Company, through one of its indirect wholly owned subsidiaries, entered into a purchase agreement to acquire 100% of the shares of Riverside Medical Inc., a Tennessee company. Total consideration was $132,000 in cash.

Subsequent events

Effective October 23, 2020, the Company, through one of its indirect wholly-owned subsidiaries, entered into a purchase agreement to acquire Sleepwell, LLC, a Georgia company, and its wholly-owned subsidiary, Halsom Home Care, an Ohio company (collectively, “Sleepwell”). The purchase price was approximately $14,800,000, of which approximately $8,800,000 was paid in cash at closing, approximately $3,700,000 was paid in common stock in January 2021, and approximately US$2,300,000 of holdbacks payable in common stock of $1,500,000 on August 31, 2022 and $800,000 in cash, payable upon resolution of post- closing adjustments, if any, and Sleepwell’s PPP loan.

13

MANAGEMENT’S DISCUSSION AND ANALYSIS September 30, 2020 and 2019 (Tabular dollar amounts expressed in thousands, except per share amounts)

The Company is in the process of gathering the information required to allocate the purchase price to the acquired tangible and intangible assets as of the acquisition date.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial instrument risk exposure

The Company’ s activities expose it to a variety of financial risks: market risk (including price risk, currency risk and interest rate risk), credit risk and liquidity risk. These risks arise from the normal course of operations and all transactions are undertaken to support the Company’ s ability to continue as a going concern. Risk management is carried out by management under policies approved by the Board of Directors. Management identifies and evaluates the financial risks in co-operation with the Company’s operating units. The Company’ s overall risk management program seeks to minimize potential adverse effects on the Company’s financial performance.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk are primarily cash and accounts receivable. Each subsidiary places its cash with one major financial institution. At times, the cash in the financial institution is temporarily in excess of the amount insured by the Federal Deposit Insurance Corporation. Substantially all accounts receivable are due under fee-for-service contracts from third party payors, such as insurance companies and government-sponsored healthcare programs, directly from patients or for rebates due from manufacturers. Receivables generally are collected within industry norms for third-party payors and from manufacturers. The Company continuously monitors collections from its clients and maintains an allowance for bad debts based upon any specific payor collection issues that are identified and historical experience.

The Company recorded bad debt expense of $8,668,000 and $5,686,000 for years ended September 30, 2020 and 2019, respectively. As of September 30, 2020, no one customer represented more than 10% of outstanding accounts receivable. The Company does have more than 9% of receivables through Medicare. As this is a Federal program there is very little credit risk associated with these balances.

Currency risk

Currency risk is the risk that the Company will be subject to foreign currency fluctuations in satisfying obligations related to its foreign activities.

The Company realizes approximately 100% of its sales and makes a significant amount of its purchases in US dollars. Consequently, assets and liabilities are exposed to foreign exchange fluctuations.

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by holding approximately 90% of its cash and cash equivalents in US dollars. The Company monitors and forecasts the values of net foreign currency cash flow and statement of financial position exposures and from time to time could authorize the use of derivative financial instruments such as forward foreign exchange contracts to economically hedge a portion of foreign currency fluctuations.

Based on the above net exposure at fiscal year ended September 30, 2020, depreciation or appreciation of the US dollar against the Canadian dollar would result in an insignificant effect in net loss. The Company has not employed any currency hedging programs during the years ended September 30, 2020 or 2019.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach in managing liquidity is to ensure, to the extent possible, that it will have enough liquidity to meet its liabilities when due, under both normal conditions, by continuously monitoring actual and budgeted cash flows.

As of September 30, 2020, the Company faces no material liquidity risk and can meet all its current financial obligations as they become due and payable. The Company has $35,578,000 of liabilities that are due within one year. The Company has $60,402,000 of current assets to meet those obligations.

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MANAGEMENT’S DISCUSSION AND ANALYSIS September 30, 2020 and 2019 (Tabular dollar amounts expressed in thousands, except per share amounts)

Interest rate risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Interest rate risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held with Chartered Canadian and registered US financial institutions. The Company considers this risk to be immaterial. The interest on the convertible notes is not subject to cash flow interest rate risk as these instruments bear interest at fixed rates.

RISK FACTORS

While it is impossible to identify all such risk factors, factors that could cause actual results to differ materially from those estimated by us include:

Market Price of the Company Shares

The Company Shares are listed and posted for trading on the TSX Venture Exchange. Securities of small-cap and healthcare companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the Company Shares is also likely to be significantly affected by short-term changes in cost of goods, or in financial condition or results of operations. Other factors unrelated to the performance of the Company that may have an effect on the price of the Company Shares include the following: the extent of analytical coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of the Company Shares; the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and a substantial decline in the price of the Company Shares that persists for a significant period of time could cause the Company’s securities, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity.

As a result of any of these factors, the market price of the Company Shares at any given point in time may not accurately reflect the long-term value of the Company. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Dilution

The Company will require additional funds in respect of the further development of the company through acquisition. If the Company raises funds by issuing additional equity securities, such financing will dilute the equity interests of its shareholders.

Future Sales of Shares by Existing Shareholders

Sales of the Company Shares in the public markets, or the potential for such sales, could decrease the trading price of the Company Shares and could impair The Company’s ability to raise capital through future sales of the Company Shares. The Company may from time to time have previously issued securities at an effective price per share which will be lower than the market price of the Company Shares. Accordingly, certain shareholders of The Company may have an investment profit in the Company Shares that they may seek to liquidate.

Limited History of Operations

The Company has a limited history of operations. There can be no assurance that the business of the Company and/or its subsidiaries will be successful and generate, or maintain, any profit.

Reimbursement Rates May Decline / Competitive Bid

Reimbursement for services to be provided by the Company come primarily from Medicare and private health insurance companies. The reimbursement rates offered are outside the control of the Company. Reimbursement rates for much of the US health care market have been subject to continual reductions as health insurers and governmental entities attempt to control health care costs. The extent and timing of any reduction in reimbursement rates cannot be predicted by the Company.

Specifically, the Centers for Medicare & Medicaid Services (“CMS”) oversees a competitive bidding program covering durable medical equipment (“DME”), the process in which a Medicare supplier provides DME products to Medicare beneficiaries. Pursuant to the CMS, beginning in 2021, a new competitive bidding process known as Round 2021 will be launched by the CMS, covering contracts running from January 1, 2021 to December 31, 2023. It is possible that the Company may not be selected in some or all the Competitive Bidding Area (“CBA”) that is has bid for. It is also possible that the Company may not be selected for some or all of the product categories for which it has bid. Non-selection for CBA and/or product category may result in loss of revenue and referral sources.

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MANAGEMENT’S DISCUSSION AND ANALYSIS September 30, 2020 and 2019 (Tabular dollar amounts expressed in thousands, except per share amounts)

Reductions in reimbursement rates can have a material impact on the profitability of the Company’s operations. A reduction in reimbursement may be unrelated to any concurrent decline in the cost of operations, thereby resulting in reduced profitability. The Company’s costs of operations could increase, but the cost increases may not be passed on to customers because reimbursement rates are set without regard to the cost of service.

Dependence Upon Relationships With Key Suppliers

There are few manufacturers of equipment for certain of the Company’s products. This presents risks that suppliers may not be able to provide equipment to satisfy demand. Demand may outstrip supply, leading to equipment shortages. Conversely, incorrect demand forecasting could lead to excess inventory. If the Company fails to achieve certain volume of sales, prices of inventory may increase. The industry is subject to a high level of regulatory scrutiny, and government or manufacturer recalls could adversely affect the Company’s ability to achieve revenue targets. Inadequate supply could impair the Company’s ability to attract new business and could create upward pricing pressure on equipment and supplies, adversely affecting margins for the Company.

Reliance Upon Few Payors

The Company will earn revenues by seeking reimbursement from Medicare and private health insurance companies, with the Medicare program of the US government being the primary entity making payments. If the Medicare program were to slow payments of receivables for any reason, the Company would be adversely impacted. In addition, both governmental and private health insurance companies may seek ways to avoid or delay reimbursement, which could adversely affect cash flow and revenues for the Company.

Government Regulation

Some operations of the Company will require certain licenses and permits from the authorities in the United States. The ability of the Company and its subsidiaries to obtain, sustain, or renew any such licenses and permits on acceptable terms is subject to changes in regulations and policies and to the discretion of the applicable authorities or other governmental agencies. The ability of the Company to collect certain revenues in the future will depend on the Company receiving approval of an independent diagnostic testing facility and entering into an agreement with Medicare. There is no guarantee that the Company will meet these conditions. The Company will be subject to regulation from United States federal and state authorities. Regulatory action could disrupt its ability to provide services. Such regulatory action could come in the form of actions against manufacturers, unrelated to the Company’s conduct, or actions based upon the Company’s operation. Regulatory action could prevent or delay reimbursement for certain services.

There could also be legislative action that could adversely affect the Company’s business model, including, without limitation: a decision by the United States government to become the exclusive provider of health care services at some time in the future; changes in United States federal or state laws, rules, and regulations, including those governing the corporate practice of medicine, and fee splitting; and changes in the United States Anti-Kickback Statute and Stark Law and/or similar state laws, rules, and regulations. Conversely, budgetary problems in the United States could lead to reduced funding, substantial modification or elimination of Medicare programs, which would end reimbursement for many patients. There can be no assurance that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail the business of the Company. Amendments to current laws and regulations could have a substantial adverse impact on the Company.

Highly Competitive Market

The Company will participate in a highly competitive market, which may become more competitive as new players enter. Certain competitors will be subsidiaries or divisions of larger, much better capitalized companies. Certain competitors will have vertically integrated manufacturing and services sectors of the market. The Company may have less capital and may encounter greater operational challenges in serving the market. Better capitalized competitors may also be expected to borrow money or raise debt to purchase equipment more easily than the Company.

Foreign Subsidiaries

The Company plans to conduct all its operations through respective United States subsidiaries. Therefore, to the extent of these holdings, the Company (directly and indirectly) will be dependent on the cash flows of these subsidiaries to meet its obligations. The ability of such subsidiaries to make payments to their parent companies may be constrained by the following factors: the level of taxation, particularly corporate profits and withholding taxes, in the jurisdiction in which each subsidiary operates; and the introduction of exchange controls or repatriation restrictions or the availability of hard currency to be repatriated.

16

MANAGEMENT’S DISCUSSION AND ANALYSIS September 30, 2020 and 2019 (Tabular dollar amounts expressed in thousands, except per share amounts)

Attraction and Retention of Key Personnel Including Directors

The Company will have a small management team and the loss of a key individual or inability to attract suitably qualified staff could have a material adverse impact on the business of The Company. The Company may also encounter difficulties in obtaining and maintaining suitably qualified staff. The success of The Company depends on the ability of management to interpret market data correctly and to interpret and respond to economic, market and other conditions to locate and adopt appropriate opportunities. No assurance can be given that individuals with the required skills will continue employment with The Company or that replacement personnel with comparable skills can be found. The Company will be dependent on the services of key executives, including the directors of The Company and a small number of highly skilled and experienced executives and personnel. Due to the relatively small size of The Company, the loss of these persons or The Company’s inability to attract and retain additional highly skilled employees may adversely affect its business and future operations.

Dividends

The Company currently intends to retain future earnings to finance the operation, development and expansion of its business. The Company does not anticipate paying cash dividends on the Company Shares in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of the Company Board and will depend on the Company’s financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that the Company Board may consider relevant. Accordingly, investors will only see a return on their investment if the value of the Company Shares appreciates.

Discretion in the Use of Available Funds

Management will have broad discretion concerning the use of the available funds of the Company as well as the timing of their expenditures. As a result, shareholders and investors will be relying on the judgment of management of the Company on completion of the Arrangement for the application of the available funds of the Company (see “Available Funds and Principal Purposes” above). Management may use the available funds in ways that an investor may not consider desirable. The results and the effectiveness of the application of the available funds are uncertain. If the available funds are not applied effectively, the Company’s results of operations may suffer.

Potential Conflicts of Interest

Some of the directors and officers of the Company are engaged and will continue to be engaged as directors and officers of other companies in the search for additional business opportunities on behalf of such other corporations, and situations may arise where these directors and officers will be in direct competition with the Company. Some of the directors and officers of the Company are or may become directors or officers of other companies engaged in other business ventures.

Conflicts of interest, if any, which arise may be subject to and be governed by procedures prescribed by the Business Corporations Act (British Columbia) which require a director or officer of a corporation who is a party to or is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with The Company to disclose his interest and to refrain from voting on any matter in respect of such contract unless otherwise permitted under the Business Corporations Act (British Columbia). Any decision made by any of such directors and officers involving the Company should be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders.

Insurance and Uninsured Risks

The Company’s business will continue to be subject to several risks and hazards generally, including general liability. Such occurrences could result in damage to property, inventory, facilities, personal injury or death, damage to the properties of the Company, or the properties of others, monetary losses and possible legal liability. The Company may be subject to product liability and medical malpractice claims, which may adversely affect its operations. The Company’s industry is highly regulated, and the Company may be subject to regulatory scrutiny for violations of regulations and laws. The Company could be adversely affected by the time and cost involved with regulatory investigations even if it has operated in compliance with all laws. Investigations could also adversely affect the timely payment of receivables.

Although the Company will maintain insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. The Company might also become subject to liability which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

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MANAGEMENT’S DISCUSSION AND ANALYSIS September 30, 2020 and 2019 (Tabular dollar amounts expressed in thousands, except per share amounts)

Additional Capital

The development and the business (including acquisitions) of the Company may require additional financing, which may involve high transaction costs, dilution to shareholders, high interest rates or unfavorable terms and conditions. Failure to obtain sufficient financing may result in the delay or indefinite postponement of its business plans. As the Company will likely be unable to obtain traditional debt financing until it has a profitable and longer operating history, the initial primary source of funding available to the Company will consist of equity financing. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to the Company.

Loss of Foreign Private Issuer Status

The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses. As a foreign private issuer, as defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company is currently exempt from certain of the provisions of the U.S. federal securities laws. For example, an issuer with total assets in excess of US$10 million and whose outstanding equity securities are held by 2,000 or more persons, or 500 or more persons who are not “accredited investors”, must register such securities as a class under the Exchange Act. However, as a foreign private issuer subject to Canadian continuous disclosure requirements, the Company may claim the exemption from registration under the Exchange Act provided by Rule threeg3-2(b) thereunder, even if these thresholds are exceeded. To be considered a foreign private issuer, The Company must satisfy a United States shareholder test (not more than 50% of the voting securities of a company must be held by residents of the United States) if any of the following disqualifying conditions apply: (i) the majority of the Company’s executive officers or directors are United States citizens or residents; (ii) more than 50 percent of The Company’s assets are located in the United States; or (iii) The Company’s business is administered principally in the United States. Based on information available as at the date hereof, approximately 26.7% of the Company’s outstanding voting securities are anticipated to be directly or indirectly held of record by residents of the United States. If the Company loses its status as a foreign private issuer, these regulations could apply and it could also be required to commence reporting on forms required of U.S. domestic companies, such as Forms 10-K, 10-Q and 8-K. It could also become subject to U.S. proxy rules, and certain holders of its equity securities could become subject to the insider reporting and “short swing” profit rules under Section 16 of the Exchange Act. In addition, any securities issued by the Company if it loses foreign private issuer status would become subject to certain rules and restrictions under the Securities Act of 1933, as amended, even if they are issued or resold outside the United States. Compliance with the additional disclosure, compliance and timing requirements under these securities laws would likely result in increased expenses and would require the Company’s management to devote substantial time and resources to comply with new regulatory requirements.

United States Operations and Exchange Rate Fluctuations

All the Company’s revenue generating operations will occur in the United States. The Company will be subject to a number of risks associated with its operations that may increase liability and costs and require significant management attention. These risks include:

•	compliance with laws of the United States that will apply to the Company’s United States operations, including lawful access, privacy laws and anti-corruption laws;
•	instability in economic or political conditions, including inflation, recession and political uncertainty;
•	potential adverse tax consequences; and
•	litigation in United States courts.

In addition, the Company will be exposed to foreign exchange risk as a result of substantially all its revenue generating operations taking place in the United States and thus, revenues and expenses being earned and paid in United States dollars while the Company reports its financial statements in Canadian dollars. If the Canadian dollar appreciates relative to the United States dollar, the Company’s Canadian dollar expenses and revenues will decrease when translated from United States dollars for financial reporting purposes. Conversely, if the Canadian dollar depreciates relative to the United States dollar, the Company’s Canadian dollar expenses and revenues will increase when translated from United States dollars for financial reporting purposes. In addition, exchange rate fluctuations may affect the costs that The Company incurs in its operations. The appreciation of non-United States dollar currencies against the United States dollar can increase the cost of operations in United States dollar terms. Foreign exchange rate fluctuations may materially affect the Company’s financial condition and results of operations in future periods.

The Company will continue to translate the assets and liabilities of its United States dollar functional currency subsidiaries into Canadian dollars using exchange rates in effect at the end of each period. Revenue and expenses for these subsidiaries are translated using average exchange rates that approximate those in effect during the period. The Company will continue to maintain cash balances in both United States and Canadian dollars, but management anticipates that it will not purchase any securities or financial instruments to speculate on or hedge against a rise or fall in the value of the United States dollar.

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MANAGEMENT’S DISCUSSION AND ANALYSIS September 30, 2020 and 2019 (Tabular dollar amounts expressed in thousands, except per share amounts)

COVID-19 Pandemic

On March 11, 2020, the World Health Organization declared the outbreak of a novel strain of coronavirus (“COVID-19”) a global pandemic. In response to the outbreak, governmental authorities in the United States and internationally have introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place, and social distancing. The COVID-19 outbreak and the response of governmental authorities to try to limit it are having a significant impact on the private sector and individuals, including unprecedented business, employment, and economic disruptions.

Although the Company has taken steps to mitigate the impact of COVID-19, the continued presence and spread of COVID-19 nationally and globally could have a material adverse impact on the Company’s business, operations, and financial results and position, including through employee attrition, disruptions to the Company’s supply chains and sales channels, restrictions of operations at our retail stores, changes in the number of Americans with health insurance resulting in a change in demand for the Company’s products, as well as a deterioration of general economic conditions including a possible national or global recession. Due to the speed with which the COVID-19 situation is developing and the uncertainty of its magnitude, outcome, and duration, it is not possible to estimate its impact on the Company’s business, operations, financial results and position or prospects at this time.

The Company continues to monitor the situation and work with its stakeholders (including customers, employees, and suppliers) in order to assess further possible implications to its business, supply chain, and customers, and, where practicable, mitigate adverse consequences and responsibly address this global pandemic.

The actual and threatened spread of COVID-19 globally could adversely affect global economies and financial markets, resulting in a prolonged economic downturn and a decline in the value of the Company’s share price. The extent to which COVID-19 (or any other disease, epidemic, or pandemic) impacts business activity or financial results, and the duration of any such negative impact, will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning COVID-19 and the actions required to contain or treat its impact, among others.

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